nH HOTELES

Santa Engracia, 120
Edificio Central
28003 Madrid. España
t. +34 91 451 97 27
f. +34 91 451 97 29
nh@nh-hotels.com
www.nh-hotels.com

04024935

May, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on April-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª,
Folio 34 vuelto, Hoja n.º 1467 - C.I.F. A-28027944

nH
HOTELES

CORPORATE COMMUNICATION DEPARTMENT

NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

nH25
HOTELES YEARS

NH HOTELES EARNED €1.52 MILLION IN THE FIRST QUARTER OF 2004, COMPARED TO LOSSES TOTALLING €3.62 MILLION A YEAR AGO, AND IS ONCE AGAIN PAYING A DIVIDEND

- **NH Hoteles' sales are up by 6.1% and EBITDA increased by 61%**
- **Particularly worthy of mention is the trend in Germany, where sales are up by 9.6%; occupany was up by 2.2% and REVPAR by 3.8%**
- **Cost per room fell by 6% compared to the first quarter of 2003**
- **Net debt decreased by 33.35% in one year, to €454 million**
- **Performance in Latin America remains highly satisfactory. In Argentina sales are up by 65.6%, occupancy by 22% and ADR by 34%**
- **Sotogrande has recorded record revenues of €27.4 million compared to €4.6 million a year ago. What is more, it has committed sales amounting to €82 million compared to €38.5 million in March 2003**
- **Hoteles Participados S.L. became a member of the Board of Directors where it is represented by Ignacio Ezquiaga**

Madrid, 29 April 2004.- Today NH Hoteles held its Annual General Meeting, which approved, among other matters, the company's accounts for 2003, the renewal of the Board of Directors and a distribution of dividends of €0.25 per share.

During the Meeting, Gabriele Burgio, the Chief Executive Officer of the chain, announced NH Hoteles' resuls for the first three months of 2004. In the first quarter, the company recorded net earnings totalling €1.52 million compared to the losses of €3.62 million recorded for the same period in 2003. Revenues were up by 6.1%, to €219.5 million.

nH HOTELES
CORPORATE COMMUNICATION DEPARTMENT
NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

EBITDA pulled back strongly increasing by 61%, to €38 million.

These results have been achieved because of the positive trend at Sotogrande and the good performance in MERCOSUR countries. Also worthy of mention in the upswing in Germany.

The Group has also made major cost cuts. Thus, total operating expenses have been brought down by 3.55% and operating expenses per room available are down by 6% compared to the first quarter of 2003.

Also worthy of mention is the effort made to bring down the company's debt. The hotel chain, which already had one of the lowest debt levels in the sector, now finds itself in a highly satisfactory financial situation. Specifically, its net debt which stood at €478.76 million at the end of 2003 has been brought down by 5,6%, to €454.12 million. The debt/equity ratio has been brought down to 0.52. In the last year, debt has been cut by 33.35% from the €681.41 million recorded as at 31 March last year.

Hotel revenues fell by 5.1% mainly because some large hotels were sold off, such as the Princesa Sofía, the Crown Plaza in Brussels and the NH Krystal Cancún, which were included in the calculation last year.

The hotels in Germany succeeded in turning around the trend of recent years and recorded 9.6% higher billings. Furthermore, in Germany occupancy was up 2.2% and Revpar increased by 3.8%.

In Latin America, NH has already got over the major economic crisis that occurred in Argentina and has performed very well. For the first time, MERCOSUR has recorded a profit, with EBITDA up by 236%. Worthy of mention are developments in Argentina, where sales are up by 65.6%, occupancy has risen by 22% and ADR by 34%. Mexico has performed steadily, with revenues 1.3% down, influenced by the sale of the Hotel Krystal Cancun in February.

Sotogrande has recorded record revenues of €27.45 million, compared to the €4.6 million recorded for the first quarter of 2003. What is more, committed sales and sales yet to be recorded in Sotogrande's accounts amounted, as at 31 March 2004, to €82 million (with a profit margin of €51.87 million), compared to the €38.5 million (with a margin of €18.81 million) recorded for the first quarter of 2003. EBITDA at Sotogrande amounted to €23.7 million, with a margin of 82.3%.

GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders approved a distribution of €29.9 million of profits for 2003 to remunerate shareholders. Thus, NH Hoteles will pay a gross dividend of €0.25 per share as from next 1 June.

After being approved by the shareholders, the company Hoteles Participados, S.L. represented by Ignacio Ezquiaga, joined the Board of Directors.

nH HOTELES
CORPORATE COMMUNICATION DEPARTMENT
NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

Set out below is a table with the major figures of results for the first quarter of 2004:

(in M€)	31 March 2004	31 March 2003	Change 04/03
Sale of rooms and other income	192.05	202.36	*(5.1%)*
Sale of properties and other income	27.45	4.59	*498.2%*
TOTAL INCOME	219.51	206.95	*6.1%*
Property costs	(1.89)	(0.77)	*91.4%*
Direct operating expenses	(137.59)	(142.66)	*(2.3%)*
OPERATING INCOME	80.03	63.52	*26.0%*
Leases and local property tax	(42.12)	(39.96)	*5.4%*
EBITDA	37.91	23.56	*60.9%*
Depreciation and amortisation	(19.90)	(21.25)	*(6.4%)*
Write-down of difference on consolidation STG	(1.30)	(0.34)	*283.1%*
EBIT	16.71	1.97	*748.3%*
Financial profit /(loss)	(5.30)	(6.84)	*N.A.*
Profit/(loss) on companies consolidated using the equity method	(0.04)	(0.65)	*N.A.*
Extraordinary items	(0.64)	1.13	*N.A.*
EBT	10.73	(4.39)	*N.A.*
Corporation taxes	(4.20)	0.43	*N.A.*
PROFIT before minority interests	6.54	(3.96)	N.A.
Minority interests	(5.01)	0.34	*N.A.*
NET PROFIT	1.52	(3.62)	*N.A.*

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hoteles.com), after the acquisition of the Dutch Krasnapolsky hotel chain in July 2000, the Mexican hotel chain Krystal in June 2001 and the German Astron hotels in February 2002, ranks third in the European ranking for business hotels. NH Hoteles has 240 hotels and 34,000 rooms in 16 countries in Europe, Latin America and Africa.

The acquisition of the German hotel chain Astron has meant NH Hoteles' consolidation in Europe, as Astron was the third most important operator in urban hotels in Germany. NH Hotels currently has 27 projects for new hotels under construction, which shall entail 4,000 new rooms.

NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes, uniform, and making the customer feel comfortable.

NH Hoteles' establishments offer the most advanced technologies designed to facilitate the customer's communication as well as his work and leisure.

nH HOTELES
CORPORATE COMMUNICATION DEPARTMENT
NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

The restaurants form another priority for hotels in the chain, offering customers first-rate cuisine. Furthermore, the prestigious restaurateur Ferrán Adriá, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's customers, and "Fast Good".

The NH Hoteles Group is listed on the Stock Exchanges of Madrid (in the selective Ibex 35 Index) and Amsterdam, in Euronext. Furthermore, NH Hoteles is a member of Stoxx Europe 600, including the best European companies. Also, NH Hoteles is included in the prestigious Morgan Stanley Capital International (MSCI) securities index.

FOR MORE INFORMATION:

Communication Department NH Hoteles
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com

nH HOTELES INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 29th April, 2004.

FIRST QUARTER 2004 SALES AND RESULTS

INCOME	1Q 2004	1Q 2003	Variación %
Consolidated Income	**€219,51m**	**€206,95m**	**6,1%**
Income from Hotel Activity Comparable	€170,90m	€175,26m	-2,5%
Income from Hotel Activity Consolidated	€192,05m	€202,36m	-5,1%
Income from Real Estate Activity	€27,45m	€4,59m	528,8%
RESULTS	**1Q 2004**	**1Q 2003**	**Variación %**
Consolidated Ebitda	**€37,91m**	**€23,56m**	**60,9%**
Ebitda from Hotel Activity Comparable	€20,41m	€23,69m	-13,8%
Ebitda from Hotel Activity Consolidated	€14,18m	€21,51m	-34,1%
Ebitda from Real Estate Activity	€23,73m	€2,05m	1058,1%

Hotel business – highlights:

- **Revpar in comparable hotels in Europe eased by 2.66%.**
- **There was a change of trend in Germany: sales at comparable hotels increased by 2%.**
- **There was a recovery in Latin America which partly offset the impact of foreign exchange losses.**
- **Cost-cutting is feeding through into better operating ratios: in comparable hotels, operating costs per room occupied improved by 4.2%.**
- **In Comparable Hotels GOP Margin has changed from 34% to 33,4%.**
- **EBITDA at comparable hotels fell by 13.8%.**
- **Since 31st March 2003, net debt has fallen by 33%, from €681m to €454m. Financial charges have been slashed by 22.6%.**

Property business – highlights:

- **Excellent operating performance. At 31st March, there were €82m of confirmed sales pending inclusion in the accounts, 17% more than at 31st December 2003 and 115% more than at 31st March 2003.**
- **The sale of one very large plot for €21m, which made a contribution of €19.6m to EBITDA.**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

1. OPERATING RATIOS

OPERATING RATIOS	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2004	2003	2004	2003	%Dif	2004	2003	%Var	2004	2003	%Var
SPAIN COMPARABLE	**9.331**	**9.329**	**61,45%**	**62,69%**	**-1,23%**	**87,37**	**89,90**	**-2,82%**	**53,69**	**56,35**	**-4,72%**
Non Comparable Spain	1.012	866	38,23%	55,75%	-17,52%	74,17	120,86	-38,63%	28,36	67,38	-57,92%
TOTAL B.U. SPAIN	10.343	10.195	59,18%	62,10%	-2,91%	86,53	92,26	-6,21%	51,21	57,29	-10,61%
HOLLAND & BELGIUM COMPARABLE	**6.052**	**6.053**	**56,05%**	**54,53%**	**1,52%**	**84,72**	**88,78**	**-4,57%**	**47,49**	**48,41**	**-1,92%**
Non Comparable Belgium & Holland & Others	699	1.054	55,67%	51,34%	4,33%	84,65	81,35	4,06%	47,12	41,77	12,83%
TOTAL B.U. HOLLAND&BELGIUM	6.751	7.107	56,01%	54,06%	1,95%	84,72	87,74	-3,44%	47,45	47,43	0,04%
TOTAL SWITZ & AUSTRIA COMPARABLE	**845**	**845**	**51,41%**	**47,97%**	**3,45%**	**60,16**	**63,06**	**-4,60%**	**30,93**	**30,25**	**2,26%**
Switzerland & Austria&Hungary Non Comparable	775	495	55,21%	68,17%	-12,96%	81,96	91,03	-9,96%	45,25	62,06	-27,08%
TOTAL B.U. SWITZ&AUSTRIA&HUNGARY	1.620	1.340	53,23%	55,43%	-2,20%	70,98	75,77	-6,32%	37,78	42,00	-10,04%
GERMANY COMPARABLE	**7.715**	**7.715**	**53,18%**	**51,28%**	**1,90%**	**59,79**	**61,78**	**-3,22%**	**31,80**	**31,68**	**0,36%**
Germany Non Comparable	1.140	766	40,06%	29,11%	10,95%	79,33	68,85	15,22%	31,78	20,04	58,56%
TOTAL B.U. GERMANY	8.855	8.481	51,49%	49,28%	2,21%	61,75	62,16	-0,66%	31,79	30,63	3,80%
TOTAL EUROPE COMPARABLE	23.943	23.942	57,07%	56,43%	0,64%	77,57	80,59	-3,75%	44,26	45,47	-2,66%
Mercosur Comparable	1.274	1.274	60,65%	50,57%	10,08%	33,60	30,1	11,63%	20,38	15,22	33,88%
Mexico Comparable	1.493	1.495	61,34%	59,04%	2,30%	67,41	82,98	-18,76%	41,35	48,99	-15,60%
LATINAMERICA COMPARABLE	**2.767**	**2.769**	**61,02%**	**55,14%**	**5,88%**	**51,94**	**60,67**	**-14,39%**	**31,69**	**33,45**	**-5,26%**
Mercosur Non Comparable	71	25	47,36%	37,95%	9,41%	13,96	12,71	9,83%	6,61	4,82	37,07%
Mexico Non Comparable	222	326	51,80%	60,21%	-8,41%	60,77	83,28	-27,03%	31,48	50,14	-37,22%
LATINAMERICA NO COMPARABLE	293	351	50,72%	58,62%	-7,90%	50,18	80,03	-37,30%	25,45	46,92	-45,75%
LATINAMERICA CONSOLIDATED	3.060	3.120	60,04%	55,53%	4,50%	51,80	62,97	-17,74%	31,10	34,97	-11,07%
TOTAL CONSOLIDATED	30.629	30.243	56,03%	55,64%	0,39%	75,05	80,01	-6,20%	42,05	44,52	-5,54%

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

2. REVENUE AND EBITDA

	March, 31st. 2004			March, 31st. 2003			% Change 04/03	
	REVENUE	EBITDA	Margin %	Revenue M Euros	EBITDA	Margin %	REVENUE	EBITDA
Spain & Portugal Comparable	**69,91**	**12,93**	**18,5%**	**73,97**	**17,40**	**23,5%**	**(5,5%)**	**(25,7%)**
Spain & Portugal Non Comparable	5,10	-1,69	(33,1%)	8,72	1,82	20,9%	(41,5%)	(192,8%)
B.U.SPAIN & PORTUGAL	75,01	11,24	15,0%	82,68	19,22	23,2%	-9,3%	-41,5%
Holland & Belgium & Others Comparable	**48,81**	**10,12**	**20,7%**	**49,31**	**8,61**	**17,5%**	**(1,0%)**	**17,5%**
Holland & Belgium & Others Non Comparable	4,26	1,36	31,9%	7,29	1,19	16,4%	(41,6%)	13,8%
B.U. HOLLAND & BELGIUM & OTHERS	53,07	11,47	21,6%	56,59	9,80	17,3%	-6,2%	17,0%
Switzerland & Austria Comparable	**3,67**	**-1,02**	**(27,8%)**	**3,68**	**-1,08**	**(29,3%)**	**(0,5%)**	**5,6%**
Switzerland & Austria & Hungary Non Comparable	4,52	-0,06	(1,4%)	3,93	-0,33	(8,4%)	14,8%	80,7%
B.U. SWITZERLAND & AUSTRIA & HUNGARY	8,18	-1,08	(13,2%)	7,62	-1,41	(18,5%)	7,4%	23,2%
Germany Comparable	**36,51**	**-5,13**	**(14,0%)**	**35,79**	**-3,67**	**(10,3%)**	**2,0%**	**(39,6%)**
Germany Non Comparable	5,63	-0,16	(2,8%)	2,67	-0,52	(19,4%)	111,0%	69,5%
B.U. GERMANY	42,13	-5,28	(12,5%)	38,46	-4,19	(10,9%)	9,6%	-26,1%
TOTAL EUROPE COMPARABLE	**158,90**	**16,90**	**10,6%**	**162,75**	**21,26**	**13,1%**	**-2,4%**	**-20,5%**
Latin America Comparable	**11,99**	**3,51**	**29,2%**	**12,51**	**2,43**	**19,4%**	**(4,1%)**	**44,5%**
Latin America Non Comparable	1,67	0,30	18,2%	4,50	1,23	27,2%	(63,0%)	(75,2%)
B.U. LATIN AMERICA	13,66	3,81	27,9%	17,01	3,65	21,5%	-19,7%	4,4%
HOTEL ACTIVITY COMPARABLE	**170,90**	**20,41**	**11,9%**	**175,26**	**23,69**	**13,5%**	**-2,5%**	**-13,8%**
CORPORATE	0,00	-5,99		0,00	-5,56			(7,7%)
TOTAL HOTEL ACTIVITY	**192,05**	**14,18**	**7,4%**	**202,36**	**21,51**	**10,6%**	**-5,1%**	**-34,1%**
SOTOGRANDE REAL ESTATE	27,45	23,73	86,4%	4,59	2,05	44,7%	498,2%	1058,1%
TOTAL CONSOLIDATED	**219,51**	**37,91**	**17,3%**	**206,95**	**23,56**	**11,4%**	**6,1%**	**60,9%**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

3. P&L ACCOUNT AS AT MARCH, 31 2004

NH HOTELES,S.A.	Q1 2004		Q1 2003		Q104/Q103
P&L ACCOUNT AS AT MARCH, 31 2004	M Eur.	%	M. Eur	%	Var. %
hotels sales and other revenues	192,05	87,5%	202,36	97,8%	(5,1%)
real estate sales and other	27,45	12,5%	4,59	2,2%	498,1%
total revenues	**219,51**	**100,0%**	**206,95**	**100,0%**	**6,1%**
cost of real estate sales	(1,89)	(0,9%)	(0,00)	(0,4%)	146,0%
operating expenses	(137,58)	(62,7%)	(0,69)	(68,9%)	(3,6%)
GROSS OPERATING PROFIT	**80,03**	**36,5%**	**63,52**	**30,7%**	**26,0%**
lease payments and property taxes	(42,12)	(19,2%)	(39,96)	(19,3%)	5,4%
EBITDA	**37,91**	**17,3%**	**23,56**	**11,4%**	**60,9%**
depreciation	(19,90)	(9,1%)	(21,25)	(10,3%)	(6,4%)
depreciation STG consolidation difference	(1,30)	(0,6%)	(0,34)	(0,2%)	283,1%
EBIT	**16,71**	**7,6%**	**1,97**	**1,0%**	**748,3%**
interest income (expense)	(5,30)	(2,4%)	(6,84)	(3,3%)	(22,6%)
income from minority equity interests	(0,04)	(0,0%)	(0,65)	(0,3%)	(93,8%)
extraordinary results	(0,64)	(0,3%)	1,13	0,5%	(157,0%)
EBT	**10,73**	**4,9%**	**(4,39)**	**(2,1%)**	**(344,4%)**
corporate income tax	(4,20)	(1,9%)	0,43	0,2%	(1075,8%)
NET INCOME before minorities	**6,54**	**3,0%**	**(3,96)**	**(1,9%)**	**(265,0%)**
minority interests	(5,01)	(2,3%)	0,34	0,2%	(1574,9%)
NET INCOME	**1,52**	**0,7%**	**(3,62)**	**(1,7%)**	**(142,0%)**

4. OPERATING EXPENSES IN TOTAL HOTEL ACTIVITY RELATED TO ROOMS

Employee per room (Total Hotels)*	january-march 2003	january-march 2003	% var.
Average Rooms	30.629	30.243	1,3%
NH Average number of emploees (FTEs)	10.481	11.162	-6,1%
FTE per room	0,34	0,37	-8,1%
Staff cost per available room (€/day)	25,77	27,51	-6,3%
Other operating expenses per available room (€/day)	17,68	18,60	-4,9%

- Cost-cutting plan has had a positive impact on the performance of operating ratios per room, both in comparable hotels and also in all the NH hotels newly-opened or refurbished during the last 12 months.
- NH succeeded in reducing FTEs by 148 in comparable hotels compared to the same period last year. FTE´s per occupied room decreased by 4.8% and total operating expenses per occupied room improved a 4.2%. Staff costs per occupied room also reduced 5.1% in comparable hotels.

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

HOTEL BUSINESS

SPAIN

Q1 highlights:

- The €7.7m drop in total sales is mainly attributable to the sale of the Princesa Sofía Hotel in 2003, which made a sales contribution of €6.8m in the same period in 2003.
- Business development factors:
  - The effect of the terrorist attacks on Madrid on 11th March and the slowdown in business activity due to the General Elections in March.
  - Some important events and conventions were not repeated this year. Although these took place in only a handful of hotels, they were a very important source of revenue in 2003.
  - Increased competition in Madrid and Barcelona, which continued to put pressure on prices.
  - Revpar at comparable hotels in Madrid eased 4.90%, with the ADR falling by 3.39% and occupancy by 1.03 points.
  - Revpar at comparable hotels in Barcelona slid by 1.78%. The ADR fell by 1.81% and occupancy improved by 0.02 points.
- Operating cost performance:
  - Operating costs in comparable hotels increased by 0.72%, in spite of average wage inflation of around 4.5%.

BENELUX

Q1 Highlights:

- The €3.5m drop in total sales was largely due to the sale of the Crowne Plaza Hotel in 2003, which made a sales contribution of €2.3m in the same period in 2003, and the refurbishment of some hotels in Belgium.
- According to the Hotelbenchmark survey, the variations in Revpar in Amsterdam and Brussels were -10.4% and +1.8% respectively. Revpar at NH comparable hotels was -5.9% in Amsterdam and +26% in Brussels. In Amsterdam, ADR fell by 5.63% and occupancy slid 0.19 points. In Brussels, ADR improved 0.82% and occupancy jumped 10.33 points.
- Operating performance factors in the Netherlands:
  - Negative impact on ADR due to a higher proportion of holiday guests and a lower proportion of US travellers.
  - A downturn in MCI (Meetings, Conventions and Incentives) business compared to the same period in 2003.
- Operating cost performance:
  - The efforts made to improve management efficiency were reflected in the 5.9% drop in operating costs at comparable hotels, where the EBITDA margin to sales rose from 17.5% to 20.7%.

nH HOTELES INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor-relations@nh-hotels.com
www.nh-hoteles.com

GERMANY

Q1 Highlights:

- The €3.67m increase in total sales is explained by the incorporation of two new hotels in 2003, and the strong operating performance of comparable hotels.
- According to the Hotelbenchmark survey, the variation in Revpar in Frankfurt and Berlin was -12% and +7.2% respectively, while NH Revpar in comparables hotels was -4.6% in Frankfurt and +3.6% in Berlin at comparable.
- Operating performance factors in Germany:
  - Operating performance continues to improve: while January was very weak, February and March were better in terms of volume.
  - The efforts made to boost sales are paying off, and new corporate client accounts are starting to bear fruit.
  - There were more trade fairs than in 2003.
  - NH brand recognition has improved to the same level as its competitors in a very fragmented market.
  - The new GDS code is being used by distributors to the same extent as with the previous chain.
- Operating cost performance:
  - The increase in sales has not been reflected in EBITDA: the combination of higher occupancy and lower ADR, more F&B business and the efforts made to improve quality have led to operating costs increasing as a percentage of total sales.

Switzerland & Austria and Hungary

Q1 Highlights:

- The €3.5m increase in sales is partly explained by the incorporation of the Hotel Budapest in 2003.
- Operating performance factors in Switzerland, Austria and Hungary:
  - Positive performance at comparable hotels, where Revpar increased by 2.26%.

Latin America

Q1 Highlights:

- In Mexico, the main reason why total sales at comparable hotels fell by 1.3% was the sale of the Hotel Cancún, which is now under a management contract. The Hotel Cancún made an EBITDA contribution of €0.78m in the first quarter of 2003.
- Exchange rate losses had a negative impact on results, although this was to some extent offset by the strong performance of the Mercosur hotels.
- Operating performance factors:
  - In local currency terms, sales at comparable hotels in Argentina increased by 65.6%.
  - In local currency terms, sales at comparable hotels in Mexico fell by 1.3%.

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- Operating cost performance:
  - In the hotels in Latin America, ADR increased faster than occupancy, and this had a positive impact on operating margins at these hotels, as operating costs fell as a percentage of total sales.

SOTOGRANDE´S PROPERTY AND GOLF BUSINESS

Sotogrande - Sales Breakdown	January-march 2003		January-march 2004		
	000 Euros	% peso	000 Euros	% peso	% Var.
Berths and Parking Lots	628	2%	129	3%	387%
Apartments	0,00	0%	469	10%	-100%
Houses	0,00	0%	0	0%	-
Plots	25.821	94%	3.242	71%	696%
Other Income	1.000	4%	749	16%	34%
Total Property Sales	**27.450**	100%	**4.589**	100%	498%

Q1 highlights:

- Confirmed sales not yet reflected in the accounts at 31st March amount to €82m, 17% more than the €70.2m reported at year-end 2003 and 115% more than at 31st March 2003. The EBITDA contribution made by these sales is estimated at around €50m split between 2004 and the two following years.
- The sale of a very large plot for €21m, an EBITDA contribution of €19.6m. The plot has a building area of 25,249 m^2 and the buyer is obliged to follow the outline planning requirements determined by Sotogrande.
- EBITDA from property sales: €424.4m, compared to €2.06m in 2003. Excluding the impact of the large plot, EBITDA would be €4.8m, 133% more than in 2003.
- Around 89% of confirmed sales are flats and houses, and the remainder plots of land.
- Sales of La Reserva de Sotogrande Golf Club playing rights not reflected in the accounts amounted to €5.8m.

FINANCIAL PERFORMANCE

Q1 highlights:

- Net debt continues to fall:
  - Borrowings were down 5%, from €478m at year-end 2003 to €454,12m at 31st March 2004, and 33% less than at the end of the first quarter of 2003.
  - The financial gearing ratio – Debt / Equity –improved from 0.56 at end-2003 to 0.52 at the end of the first quarter.
- Net interest charges were 22.6% lower, falling from €6.84m to €5.30m, thanks to lower interest rates on borrowings in Latin America, and lower average outstanding than a year ago.

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

PORTFOLIO SITUATION AT 29TH APRIL 2004

New Openings: 3 new hotels in the year to date

NH Hoteles currently operates 237 hoteles with 34,267 rooms.

Three new hotels have been opened since 1st January 2004:

Hotel	City	Type of contract	Nº of Rooms
NH Express el Maquinista	Barcelona	Leased	92
NH Express S. Sebastián de los Reyes	Madrid	Leased	98
NH Cartagena (Collection)	Cartagena	Leased	100

Hotel disposals and cancellation of hotels opened

Year to date, three hotels have been sold or their contracts have expired (NH Villacarlos took place in April):

Hotel / Type of Contract	City	Comments	Nº of Rooms
NH Cancún / Owned	Cancún (Mexico)	Now under management	325
NH Waldorf / Leased	Antwerp (Belgium)	Sold	150
NH Villacarlos / Owned	Valencia (Spain)	Now under management	51

The Hotel Villacarlos was sold for €4.52m, a profit of €1.27m and an EV / EBITDA of 10.04X.

Projects signed: NH will open its first hotel in Italy in 2006

At present, NH Hoteles has signed 26 new projects with 3,731 rooms. Of these 26, four hotels are in ownership, 16 will be leased and the remaining five will be under management contracts.

In Spain, including those opened year to date, 21 new hotels will be opened with 2,459 beds.

In the Dutch city of The Hague, NH Hoteles has signed a contract to open a hotel with 206 rooms under a leasing agreement.

NH Hoteles will open its first hotel in Italy in Milan in 2006. The project is for a 231-room hotel under a leasing agreement.

In Germany, NH Hoteles has cancelled a project for a hotel in Munich, leaving only two deals on the table, the NH Hamburg Airport and the NH Nurberg City, both under leasing contracts, with a total of 592 rooms.

NH Hoteles Portfolio February 2nd, 2003		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
		Leased	Owned	Manage	TOTAL	Leased	Owned	Manage	TOTAL	
Spain +Portugal	Hotels	70	18	19	107	10	4	4	18	125
	Rooms	8.039	2.572	1.401	12.012	1.450	366	353	2.169	14.181
The Netherlands	Hotels	9	18	1	28	1	0	0	1	29
	Rooms	1.279	3.986	80	5.345	206	0	0	206	5.551
Belgium	Hotels	1	9	1	11	0	0	0	0	11
	Rooms	241	1.003	40	1.284	0	0	0	0	1.284
Germany	Hotels	51	1	1	53	2	0	0	2	55
	Rooms	8.718	223	144	9.085	592	0	0	592	9.677
Switzerland	Hotels	2	3	0	5	0	0	0	0	5
	Rooms	329	339	0	668	0	0	0	0	668
Austria	Hotels	6	0	0	6	0	0	0	0	6
	Rooms	797	0	0	797	185	0	0	185	982
Italy	Hoteles	0	0	0	0	1	0	0	1	1
	Hab.	0	0	0	0	231	0	0	231	231
Americas	Hotels	3	16	5	24	2	0	1	3	27
	Rooms	381	2.589	1.316	4.286	224	0	128	352	4.638
Rest of the World (*)	Hotels	2	1	1	4	0	0	0	0	4
	Rooms	357	42	234	633	0	0	0	0	633
TOTAL	Hotels	144	66	28	238	16	4	5	25	263

nH HOTELES

Santa Engracia, 120
Edificio Central
28003 Madrid España
t. +34 91 451 97 27
f. +34 91 451 97 29
nh@nh-hotels.com
www.nh-hotels.com

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

RESOLUTIONS APPROVED

BY THE AGM

FIRST POINT ON THE AGENDA

APPROVAL OF YEARLY ACCOUNTS AND MANAGEMENT REPORT

A) Approval of Yearly Accounts – Balance Sheet, Profit and Loss Account and Annual Report-, the Management Report and the Profit Distribution Proposal for the year 2003, both the Company's and its consolidated group, as well as the Board of Directors' management during that year.

B) To allocate the yearly profit of 106,070.08 (thousand Euros) to:

- Legal reserve:	10,607.01 thousand Euros
- Voluntary reserves:	65,579.85 thousand Euros
- Dividend Payment:	29,883.22 thousand Euros

This profit distribution implies payment, as dividend, of 0.25 gross euros per share, which shall be paid as from June 1, 2004.

nH

FILE NUMBER
82 - 4780

SECOND POINT OF THE AGENDA

RENEWAL, AND IF APPROPRIATE, APPOINTMENT OF DIRECTORS

A. To re-elect for a new three-year period the Director from CAJA DE AHORROS DE VALENCIA, CASTELLÓN Y ALICANTE (BANCAJA).

B. To set thirteen as the number of the Board of Directors and appoint the following as new Directors for a three year period

- MIGUEL RODRIGUEZ DOMÍNGUEZ y
- HOTELES PARTICIPADOS, S.L., company incorporated on October 8, 2003, before the notary of Madrid Ms María Bescos Badía, under number 1,003 of her Files. It is registered in Madrid Trade Registry in Volume 19,340, Book 0, Section 8, Folio 112, Sheet M-338986, Inscription 1.

nH

THIRD POINT ON THE AGENDA

PURCHASE OF OWN STOCK

To authorize the Board of Directors for a new 18 month period to take as collateral and /or purchase, directly or indirectly, own stock through their purchase in an official OTC market and for their face value at least, without the face value of the purchased shares, together with those taken as collateral, ever exceeding 5 per cent of the total equity capital.

The Board of Directors is expressly authorised to freely dispose of the shares acquired under the aforementioned authorisation in order to fulfil, given the case, commitments undertaken in "Stock option remuneration Systems" or "linked to the share's quotation value" whose implementation in the Company had the mandatory approval.

FOURTH POINT OF THE AGENDA

APPOINTMENT OF THE COMPANY'S AND ITS CONSOLIDATED GROUP'S AUDITORS.

To appoint DELOITTE **& TOUCHE ESPAÑA, S.L.** as the Company's auditors to verify the Company's and its Consolidated Group's Annual Statements and Management Report for the business year 2004.

Madrid, April 29, 2004

nH

FILE NUMBER
82 - 4780

FIFTH POINT ON THE AGENDA

**REGULATIONS OF THE GENERAL SHAREHOLDERS' MEETING.
BOARD OF DIRECTORS RULES OF PROCEDURE.**

A. To approve the Regulations of the General Shareholders' Meeting proposed by the Board of Directors, whose full and literal text shall be annexed to the Minutes of the meeting.

B. Furthermore, to likewise annex the full and literal text of the Board of Directors Rules of Procedure approved by this body and presented to the General Meeting for information purposes.

nH

SIXTH POINT ON THE AGENDA

DELEGATION OF POWERS TO ENTER INTO, INTERPRET, CORRECT AND EXECUTE THE AGREEMENTS ADOPTED BY THE GENERAL SHAREHOLDERS MEETING.

To empower jointly and severally Mr. Gabriele Burgio and Mr. José María Mas Millet, Chairman and Secretary of the Board of Directors respectively, so that either of them may enter into and execute the foregoing agreements and to enable them to execute any necessary or proper public or private documents, (including those that interpret, clarify, rectify errors or amend deficiencies) for their exact fulfilment and to register them in the Register of Companies and any other Public Registry.

****